Exhibit 4.12

GUARANTEE

THIS GUARANTEE is entered into as of the 9th day of December, 2016.

BETWEEN

Canadian Imperial Bank of Commerce, a bank governed by the Bank Act (Canada) with its registered and head office at 199 Bay Street, Commerce Court, Toronto, Ontario, Canada, M5L 1A2 (the “Bank”)

AND

JCSD Trustee Services Limited, a company incorporated under the laws of Jamaica with its registered office at 40 Harbour Street, in the City and Parish of Kingston, in the Island of Jamaica (the “Trustee”)

WHEREAS:

A.                                    FirstCaribbean International Bank (Jamaica) Limited, a bank duly licensed under the laws of Jamaica, with its registered office at 23-27 Knutsford Boulevard, Kingston 5 in the parish of St. Andrew, in the Island of Jamaica (the “Subsidiary”) proposes to issue One Billion, Eight Hundred and Seventy Five Million Jamaican Dollars (J$1,875,000,000.00) principal amount of unsecured promissory notes due 2019 (the “Notes”), which Notes will be guaranteed as to principal and interest by Canadian Imperial Bank of Commerce (the “Bank”), subject to certain conditions;

B.                                    The Trustee was appointed pursuant to that certain Trust Deed dated 9th December 2016, between the Subsidiary and the Trustee for the issue of the Notes, subject to the terms and conditions set forth therein; and

C.                                    The Subsidiary is a wholly-owned subsidiary of FirstCaribbean International Bank Limited, a company incorporated under the laws of Barbados, with a registered number of 8521, whose registered office is at FirstCaribbean International Bank Head Office, Warrens, St Michael, Barbados (“FCIB Limited”), which, in turn, is a majority-owned subsidiary of the Bank.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Bank agrees as follows:

1.                                      GUARANTEED DEBT.  The Bank guarantees to the Trustee on behalf of the holders of the Notes on the basis provided herein the due and punctual payment of principal and interest payable by the Subsidiary under the terms of the Notes from time to time, and any additional amounts required to be paid pursuant to this Agreement (the “Guaranteed Obligations”).  Notwithstanding any other provision of this Agreement, the liability of the Bank hereunder shall be for an amount not exceeding the aggregate of the Guaranteed Obligations.

2.                                      RANKING.  The Guaranteed Obligations under this Agreement rank pari passu with all other direct, unsubordinated and unsecured debt obligations of the Bank from time to time outstanding, including its deposit liabilities.

3.                                      PAYMENT ON DEMAND.  The Bank will, immediately upon the failure of the Subsidiary to satisfy its obligations pursuant to the terms of the Notes, pay on demand by the Trustee the amount (and in the currency) of the Guaranteed Obligations, plus any expenses (including reasonable counsel fees and disbursements) incurred by or on behalf of a holder of Notes (each, a “Noteholder” and collectively, the “Noteholders”) in connection with its preservation and enforcement of rights against the Subsidiary in respect of the Guaranteed Obligations and against the Bank in respect of its obligations under this Agreement.  Any demand hereunder shall be in writing, signed by the Trustee (or by an authorised officer of the Trustee) making the demand, and shall be made by personal delivery or sent by pre-paid mail or fax to the Bank to the attention of Vice-President, Treasury, Head Office - Commerce Court, Toronto, Canada M5L 1A2, fax: (416) 956-3755, together with a copy to the attention of Vice-President and Associate General Counsel, CIBC Legal Division, Head Office - Commerce Court, Toronto, Canada M5L 1A2, fax: (416) 368-9826.  Any demand delivered as aforesaid shall be deemed effectively delivered and received if sent by fax, on the calendar day next following receipt of such transmission and, if delivered (by personal delivery or by pre-paid mail), to have been delivered and received on the date of such delivery; provided, however, in either case, that if such day is not a business day in Toronto, Ontario, Canada then it shall be deemed to have been delivered and received on the first business day following such delivery.

4.                                      INTEREST ACT (CANADA).  For purposes of the Interest Act (Canada), whenever any interest is calculated using a rate based on a year of 360 days or 365 days, as the case may be, such rate determined pursuant to such calculation, when expressed as an annual rate is equivalent to (i) the applicable rate based on a year of 360 days or 365 days, as the case may be, (ii) multiplied by the actual number of days in the calendar year in which the period for such interest is payable (or compounded) ends, and (iii) divided by 360 or 365, as the case may be.

5.                                      EXHAUSTING RECOURSE.  The Noteholders or the Trustee need not exhaust any recourse which they may have against the Subsidiary or other persons before being entitled to full payment from the Bank under this Agreement.

6.                                      ABSOLUTE LIABILITY.  The Bank’s liability under this Agreement is absolute and unconditional and will not be limited or reduced, nor will the Trustee or the Noteholders be responsible or owe a duty (as a fiduciary or otherwise) to the Bank, nor will the rights of the Noteholders under this Agreement be prejudiced by the existence or occurrence (with or without the knowledge or consent of the Trustee or the Noteholders) of any one or more of the following events:

a)  the invalidity, unenforceability or illegality, in whole or in part, of the Agreement, any security therefor and any agreements, instruments or other documents held by the

Noteholders to create, represent or evidence any of the Guaranteed Obligations and any security therefor;

b)  any increase, reduction or other change in, transfer of, or discontinuance of, the Agreement or the terms relating to the Guaranteed Obligations and any security therefor; any extensions of time or other indulgences granted to the Subsidiary or any other persons; any accepting of compositions or granting of releases and discharges; or any other dealing with the Subsidiary or other persons;

c)  any change in the Subsidiary’s name, or any reorganization (whether by way of reconstruction, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) or dissolution or winding-up of the Subsidiary or its business; or the bankruptcy or insolvency of the Subsidiary;

d)  any incapacity, disability or lack or limitation or status or of the power of the Subsidiary or of the Subsidiary’s directors, managers, officers, partners or agents, or any irregularity, defect or informality in the incurring of any of the Guaranteed Obligations and any security therefor; or

e)  any other event which might otherwise be a defence available to, or a discharge of, the Bank or any other person or liability under this Agreement.

For the purposes of certainty, if as a result of the existence or occurrence of any one or more of the events above the Trustee on behalf of the Noteholders cannot recover any amount from the Bank as a guarantor, the Bank will immediately on demand as provided in this Agreement pay that amount to the Noteholders as principal debtor.

7.                                      WITHHOLDING TAXES AND LEVIES.  Unless a law requires otherwise, the Bank will make all payments under this Agreement free and clear of, and without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature.  If a law does so require, the Subsidiary or, as the case may be, the Bank shall deduct and withhold the amount so required, remit it to the relevant taxing authority within the time required and pay such additional amount as is necessary to ensure the Noteholders receive such amounts as would have been received by them had no such withholding or deduction been required.

8.                                      JUDGEMENT CURRENCY.  The Bank’s liability to provide payment under this Agreement in a particular currency (the “First Currency”) will not be discharged or satisfied by any tender or recovery under any judgement expressed in or converted into another currency (the “Other Currency”) except to the extent the tender or recovery results in the effective receipt by the Noteholders of the full amount of the First Currency so payable.  Accordingly, the Bank will be liable to the Noteholders in an additional cause of action to recover in the Other Currency the amount (if any) by which that effective receipt falls short of the full amount of the First Currency so payable, without being affected by any judgement obtained for any other sums due.

9.                                      SEVERABILITY.  A provision of this Agreement which is void or unenforceable in a jurisdiction is, as to that jurisdiction, ineffective to that extent without invalidating the remaining provisions.

10.                               CONTINUING GUARANTEE.  The Bank’s liability under this Agreement is a continuing guarantee and shall cover all the Guaranteed Obligations, and it shall apply to and secure the ultimate balance due or remaining unpaid to the Noteholders.  Notwithstanding the foregoing, the Bank shall be released from all further liability under this Agreement and this Agreement shall be terminated upon the payment in full of the Guaranteed Obligations to the Noteholders.

11.                               VALUATIONS AND SUBROGATION.  The liabilities of the Bank under this Agreement shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or times of any sum or sums of money for the time being due or remaining unpaid to the Noteholders, and all payments received by the Noteholders from the Subsidiary or from others shall be regarded for all purposes as payments in gross without any right on the part of the Bank to claim in reduction of the liability under this Agreement the benefit of any such payments, and the Bank shall have no right to be subrogated in any rights of the Noteholders until the Noteholders shall have received payment in full of the Guaranteed Obligations.  The Bank shall be subrogated to the rights of the Noteholders against the Subsidiary.

12.                               ENTIRE AGREEMENT.  There are no representations, collateral agreements or conditions with respect to, or affecting, the Bank’s liability under this Agreement other than as contained in this Agreement.

13.                               GOVERNING LAW.  This Agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  The Bank irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Agreement, and irrevocably agrees that all such actions and proceedings may be heard and determined in such courts, and irrevocably waives, to the fullest extent possible, the defence of an inconvenient forum.  The Bank agrees that a judgment or order in any such action or proceeding may be enforced in other jurisdictions in any matter provided by law.

IN WITNESS WHEREOF this Agreement has been executed as of the date first written above.

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Peter Levitt
	Name:	Peter Levitt
	Title:	Executive Vice President & Treasurer

JCSD TRUSTEE SERVICES LIMITED

By:	/s/ Robin Levy
	Name:	Robin Levy
	Title:	General Manager